UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Chris Lucas speaks at Paris investor conference dated 2 December 2009
Exhibit No. 2	FRN Variable Rate Fix dated 3 December 2009
Exhibit No. 3	FRN Variable Rate Fix dated 3 December 2009
Exhibit No. 4	FRN Variable Rate Fix dated 4 December 2009
Exhibit No. 5	Holding(s) in Company dated 7 December 2009
Exhibit No. 6	Director/PDMR Shareholding dated 7 December 2009
Exhibit No. 7	Director/PDMR Shareholding dated 8 December 2009
Exhibit No. 8	FRN Variable Rate Fix dated 9 December 2009
Exhibit No. 9	Director/PDMR Shareholding dated 16 December 2009
Exhibit No. 10	FRN Variable Rate Fix dated 16 December 2009
Exhibit No. 11	FRN Variable Rate Fix dated 16 December 2009
Exhibit No. 12	FRN Variable Rate Fix dated 17 December 2009
Exhibit No. 13	FRN Variable Rate Fix dated 17 December 2009
Exhibit No. 14	FRN Variable Rate Fix dated 18 December 2009
Exhibit No. 15	Director/PDMR Shareholding dated 21 December 2009
Exhibit No. 16	FRN Variable Rate Fix dated 21 December 2009
Exhibit No. 17	FRN Variable Rate Fix dated 21 December 2009
Exhibit No. 18	Total Voting Rights dated 23 December 2009
Exhibit No. 19	Director/PDMR Shareholding dated 23 December 2009
Exhibit No. 20	FRN Variable Rate Fix dated 23 December 2009
Exhibit No. 21	FRN Variable Rate Fix dated 29 December 2009
Exhibit No. 22	Publication of Final Terms dated 29 December 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date:  January 04, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date:  January 04, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1

2 December 2009

BARCLAYS PLC

Chris Lucas speaks at Paris investor conference

Chris Lucas, Group Finance Director of Barclays PLC, today spoke at the Société Générale investor conference in Paris.

A copy of Mr Lucas' remarks, which contains no material new information, is available for viewing in the Investor Relations section of the Barclays Group website.

-ENDS-

For further information please contact:

Investor Relations                    Media Relations
Stephen Jones                           Alistair Smith
+44 (0) 20 7116 5752                 +44 (0) 20 7116 6132

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit card, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 145,000 people. Barclays moves, lends, invests and protects money for 49 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Exhibit 2

As Agent Bank, please be advised of the following rate determined on: 03/12/09
Issue	¦ Barclays Bank Plc Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 07/12/09 to 05/01/10		Payment Date 05/01/10
Number of Days	¦ 29
Rate	¦ 1.28469
Denomination USD	¦ 50,000	¦ 1,000	¦

Amount Payable per Denomination	¦ 51.74	¦ 1.03	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit 3

As Agent Bank, please be advised of the following rate determined on: 03/12/09
Issue	¦ Barclays Bank Plc Series 191 - USD 1,350,000,000 FRN due 5 March 2012

ISIN Number	¦ XS0416756327
ISIN Reference	¦ US06765XAB55
Issue Nomin USD	¦ 1,350,000,000
Period	¦ 07/12/09 to 05/03/10		Payment Date 05/03/10
Number of Days	¦ 88
Rate	¦ 1.05531
Denomination USD	¦ 100,000	¦ 1,350,000,000	¦

Amount Payable per Denomination	¦ 257.96	¦ 3,482,523.00	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit 4

As Agent Bank, please be advised of the following rate determined on: 04-Dec-2009
Issue	¦ Barclays Bank Plc Series 153 CZK 1,500,000,000 Floating Rate Notes due March 2010

ISIN Number	¦ XS0213909335
ISIN Reference	¦
Issue Nomin CZK	¦ 1,500,000,000.00
Period	¦ 08-Dec-2009 to 08-Mar-2010		Payment Date 08-Mar-2010
Number of Days	¦ 90
Rate	¦ 1.69000
Denomination CZK	¦ 1,500,000,000.00	¦	¦

Amount Payable per Denomination	¦ 6,337,500.00	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit 5

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES [i]
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	x
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.): iv
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	1 st December 2009
6. Date on which issuer notified:	4 th December 2009
7. Threshold(s) that is/are crossed or reached: vi, vii	Above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE		Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0031348658	N/A	N/A	N/A	N/A	797,965,930	N/A	6.99%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv			Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
CFD	N/A	N/A	N/A	8,003,236		Nominal	Delta
						0.07%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
805,969,166			7.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

On 1 December 2009, the Barclays Global Investors (BGI) business was acquired by BlackRock, Inc. The combined holdings of BlackRock, Inc following this acquisition triggered this disclosure requirement.

BlackRock Investment Management (UK) Limited - 805,969,166 (7.06%)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Compliance Disclosures Team
14. Contact name:	Stuart Watchorn
15. Contact telephone number:	020 7743 5741; stuart.watchorn@blackrock.com

Exhibit 6
7 December 2009

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

Mr A Jenkins, a person discharging managerial responsibility ("PDMR") of Barclays PLC ("the Company"), notified the Company on 4 December 2009 that on 1 December 2009 he had purchased 1,000 ordinary shares in Absa Group Limited ("Absa"), in which the Company has a shareholding of 55.5%, at a price of 129.272 Rand per share.

Exhibit 7

8 December 2009

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

The trustee of the Barclays Group Sharepurchase Plan ("the Plan"), a HM Revenue and Customs approved all-employee share plan, informed Barclays PLC ("the Company") on 8 December 2009 that it had on 7 December 2009 purchased, and now held as bare trustee of the Plan, the following ordinary shares in the capital of the Company for the following Person Discharging Managerial Responsibilities (PDMR) at a price of 298.78p per share:

PDMR	Number of Shares
Ms C L Turner	42

The Plan includes Matching Shares provided by the Company on a 1:1 basis up to the first £600 per annum invested by the participant under the Plan. The number of shares purchased on 7 December 2009 for Ms Turner includes any Matching Shares.

Exhibit 8

As Agent Bank, please be advised of the following rate determined on: 09-Dec-2009
Issue	¦ Barclays Bank PLC Series 155 USD 500,000,000 Callable Floating Rate Subordinated Notes due 2017

ISIN Number	¦ XS0229313696
ISIN Reference	¦
Issue Nomin USD	¦ 500,000,000.00
Period	¦ 11-Dec-2009 to 11-Mar-2010		Payment Date 11-Mar-2010
Number of Days	¦ 90
Rate	¦ 0.45519
Denomination USD	¦ 1,000.00	¦ 100,000.00	¦

Amount Payable per Denomination	¦ 1.14	¦ 113.80	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit 9

16 December 2009

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. The trustee of the Barclays Group Sharepurchase Plan, an HM Revenue and Customs approved all employee share plan, informed Barclays PLC (the "Company") on 15 December 2009 that it had on 14 December 2009 acquired, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of the Company, following the reinvestment of the interim dividend for the second half of 2009, for the following Directors/Persons Discharging Managerial Responsibilities (PDMRs) at a price of 288.28p per share:

Director/PDMR	No. of shares received
R Le Blanc	1
C G Lucas	6
C Turner	13
J S Varley	13

2. The Company was notified on 16 December 2009 by the Administrators of the Dividend Reinvestment Plan (the "Plan") that on 11 December 2009, following the reinvestment of the interim dividend for the second half of 2009, the following Directors/ PDMRs (or their connected persons) had received ordinary shares in the Company under the Plan at a price of 291.56p per share. The number of shares received is as follows:

Director/PDMR	No. of shares received
R J Broadbent	49
C G Lucas	339

The revised total shareholding for each director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
C G Lucas	101,697	-
J S Varley	622,418	-
R J Broadbent	34,590	-

Exhibit 10

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Dec-2009 TO 18-Jan-2010 HAS BEEN FIXED AT 1.063750 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 18-Jan-2010 WILL AMOUNT TO:
GBP 48.09 PER GBP 50000 DENOMINATION

Exhibit 11

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Dec-2009 TO 18-Jan-2010 HAS BEEN FIXED AT 1.063750 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 18-Jan-2010 WILL AMOUNT TO:
GBP 48.09 PER GBP 50000 DENOMINATION

Exhibit 12

As Agent Bank, please be advised of the following rate determined on: 17/12/09
Issue	¦ Barclays Bank Plc Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 21/12/09 to 19/01/10		Payment Date 19/01/10
Number of Days	¦ 29
Rate	¦ 1.18313
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 95.31	¦ 1,906,153.89	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit 13

As Agent Bank, please be advised of the following rate determined on: 17-Dec-2009
Issue	¦ Barclays Bank PLC Series 132 EUR 40,000,000 Floating Rate Subordinated Notes due 2018

ISIN Number	¦ XS0170401623
ISIN Reference	¦
Issue Nomin EUR	¦ 40,000,000.00
Period	¦ 21-Dec-2009 to 21-Jun-2010		Payment Date 21-Jun-2010
Number of Days	¦ 182
Rate	¦ 1.43700
Denomination EUR	¦ 40,000,000.00	¦	¦

Amount Payable per Denomination	¦ 290,593.33	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit 14

As Agent Bank, please be advised of the following rate determined on: 18-Dec-2009
Issue	¦ Barclays Bank PLC Series no 86 EUR 100,000,000 Subordinated Floating Rate Notes due March, 2021

ISIN Number	¦ XS0126504421
ISIN Reference	¦
Issue Nomin EUR	¦ 100,000,000.00
Period	¦ 22-Dec-2009 to 22-Mar-2010		Payment Date 22-Mar-2010
Number of Days	¦ 90
Rate	¦ 1.18000
Denomination EUR	¦ 100,000,000.00	¦	¦

Amount Payable per Denomination	¦ 295,000.00	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit 15

21 December 2009

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. The independent nominee of the Barclays ESAS Nominee Arrangement notified Barclays PLC (the "Company") on 18 December 2009 that it had on 11 December 2009 exercised its discretion and re-invested the interim dividend for the second half of 2009 in ordinary shares of the Company at a price of 295.0508p per share. The number of shares received is as follows:

Director/PDMR	No. of shares received
J Del Missier	2,943
R E Diamond	6,707
A Jenkins	93
T Kalaris	1,913
R Ricci	684

2. The independent nominee of the Barclays Corporate Nominee Arrangement notified the Company on 18 December 2009 that it had on 11 December 2009 exercised its discretion and re-invested the interim dividend for the second half of 2009 in ordinary shares of the Company at a price of 295.0508p per share. The number of shares received is as follows:

Director/PDMR	No. of shares received
R Le Blanc	368
M Harding	107
A Jenkins	1,067
C Turner	58

The revised total shareholding for each Director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
R E Diamond	10,133,810	-

Exhibit 16

As Agent Bank, please be advised of the following rate determined on: 21-Dec-2009
Issue	¦ Barclays Bank PLC Series 143 EUR 50,000,000 Floating Rate Notes due 2023

ISIN Number	¦ XS0183122398
ISIN Reference	¦
Issue Nomin EUR	¦ 50,000,000.00
Period	¦ 23-Dec-2009 to 23-Mar-2010		Payment Date 23-Mar-2010
Number of Days	¦ 90
Rate	¦ 1.05900
Denomination EUR	¦ 50,000,000.00	¦	¦

Amount Payable per Denomination	¦ 132,375.00	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit 17

As Agent Bank, please be advised of the following rate determined on: 21-Dec-2009
Issue	¦ Barclays Bank PLC Series 159 USD 1,500,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2017

ISIN Number	¦ XS0292937165
ISIN Reference	¦
Issue Nomin USD	¦ 1,500,000,000.00
Period	¦ 23-Dec-2009 to 23-Mar-2010		Payment Date 23-Mar-2010
Number of Days	¦ 90
Rate	¦ 0.42375
Denomination USD	¦ 1,500,000,000.00	¦	¦

Amount Payable per Denomination	¦ 1,589,062.50	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit 18

23 December 2009

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 11,411,555,032 ordinary shares with voting rights as at 22 December 2009. There are no ordinary shares held in Treasury.

The above figure (11,411,555,032) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit 19

23 December 2009

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. Barclays PLC (the "Company") was notified on 22 December 2009 that, on 18 December 2009, following the reinvestment of the interim dividend for the second half of 2009, the following Directors/ PDMRs had received ordinary shares in the Company at a price of 294.4756p per share. The number of shares received is as follows:

Director/PDMR	No. of Shares Received
M Agius	382
T Kalaris	2,544

2. Mr Robert E Diamond Jr, a director of the Company, notified the Company on 23 December 2009 of the following transactions on the London Stock Exchange involving ordinary shares in the Company:

Date	Nature of Transaction	Number of Shares	Price
22 December 2009	Disposal	985,585	275p
23 December 2009	Disposal	814,415	277.07p

The revised total shareholding for each Director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
M Agius	113,530	-
R E Diamond Jr	8,333,810	-

Exhibit 20

As Agent Bank, please be advised of the following rate determined on: 23-Dec-2009
Issue	¦ Barclays Bank PLC Series 158 USD 50,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2016 144a ISIN US06738CKJ70

ISIN Number	¦ XS0259172277
ISIN Reference	¦
Issue Nomin USD	¦ 750,000,000.00
Period	¦ 29-Dec-2009 to 29-Mar-2010		Payment Date 29-Mar-2010
Number of Days	¦ 90
Rate	¦ 0.45063
Denomination USD	¦ 750,000,000.00	¦	¦

Amount Payable per Denomination	¦ 844,931.25	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit 21

As Agent Bank, please be advised of the following rate determined on: 24-Dec-2009
Issue	¦ Barclays Bank PLC Series 78 EUR 100,000,000 Subordinated Floating Rate Notes due 2040

ISIN Number	¦ XS0122679243
ISIN Reference	¦
Issue Nomin EUR	¦ 100,000,000.00
Period	¦ 29-Dec-2009 to 29-Mar-2010		Payment Date 29-Mar-2010
Number of Days	¦ 90
Rate	¦ 1.09700
Denomination EUR	¦ 100,000,000.00	¦	¦

Amount Payable per Denomination	¦ 274,250.00	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit 22

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of €160,000,000 Floating Rate Notes due January 2013 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance
Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7675E_1-2009-12-29.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus dated 8 June 2009 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in
Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.